07006128

COMMISSION
549

BB 3/30 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH., D.C. 186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue South, Suite 1301
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff E. Margolis (212) 413-4472
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name - *if individual, state last, first, middle name*)

477 Madison Avenue, 10th Fl (Address) New York (City) NY (State) 10022-5892 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/5

OATH OR AFFIRMATION

I, Jeff Eliot Margolis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurora Capital LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeff Eliot Margolis
Signature

PRESIDENT
Title

PETER E. BENTLEY
NOTARY PUBLIC, STATE OF NEW YORK
No. 02BE6149336
Qualified in Kings County
Commission Expires July 10, 2010

Peter E. Bentley
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2006

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2006

CONTENTS

FINANCIAL STATEMENT

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members
Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Aurora Capital LLC as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aurora Capital LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

February 27, 2007
New York, New York

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	44,465
Deposits and accounts receivable from clearing organization		68,775
Advances and reimbursements receivable from employee		102,407
Property and equipment, net of accumulated depreciation of $ 14,668		-
Other assets		1,300
	$	216,947
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	82,727
Commitments and contingencies (Notes 3, 4 and 5)		
Members' equity		134,220
	$	216,947

The accompanying notes are an integral part of this financial statement.

AURORA CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2006

1 The Company

Organization

Aurora Capital LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of New York on September 15, 1998 and received its initial member capital contributions on September 16, 1998. The Company succeeded to the business of Aurora Capital Corp. by amendment on Form BD that was filed with the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is also a member the Securities Investors Protection Corporation.

Business

The Company, which originally acted solely as placement agent in exempt securities offerings and consultant and advisor to corporate finance clients, was authorized during 1999 by the NASD to expand its lines of business into public securities market activities. The Company commenced such activities in August 1999.

The principal business activities of the Company are (i) to act as placement agent in the private placement of securities in offerings exempt from registration under the Securities Act of 1933, as amended (ii) to act as a broker of securities, clearing public securities transactions on a fully disclosed basis through one or more independent clearing firms and (iii) acting as a consultant and advisor to its corporate finance clients. The Company focuses its activities primarily, but not exclusively, on companies involved in the life sciences and medical technologies industries. The Company's business operates principally in the United States of America from its office located in New York, New York. The Company maintains branch offices in Boca Raton, Florida and in Chestnut Ridge, New York.

Members' capital

Aurora Capital Corp. contributed all of the net assets related to its securities brokerage and investment banking business, subject to all of its liabilities, in exchange for a 53.7% member interest in the Company in 1998. Through December 31, 2006, that percentage has been adjusted to 40.0% due to member contributions, withdrawals and other capital adjustments. Aurora Capital Corp. and T Morgen Capital LLC are the managing members of the Company.

2 Significant accounting policies

Revenue recognition

Brokerage commissions and related expenses are recognized on a trade-date basis, as securities transactions occur.

Consulting, placement agency and advisory fees are recognized when earned and are no longer subject to negotiation or refund.

2 Significant accounting policies (continued)

The Company's placement agency fees generally range between 5% and 10% of the gross cash proceeds raised for the issuer and are typically payable in cash, at closing. The Company's fees often include warrants to purchase a specified number of the issuer's securities, generally ranging between 5% and 10% of the number of securities placed by the Company in the offering.

In accordance with EITF 99-19, reimbursements for out of pocket expenses are reported as revenue in the accompanying statement of operations.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. All of the Company's cash and cash equivalents are maintained at one financial institution at December 31, 2006.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are carried at cost. Major additions and betterments are capitalized while normal repairs and maintenance, which do not extend the lives of the assets, are expensed as incurred.

Depreciation of property and equipment and amortization of capitalized lease assets are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the personal responsibility of the members.

The Company is subject to unincorporated business taxes in the City of New York. No provision or liability is required for the year ended December 31, 2006.

The Company has elected the cash basis of accounting for income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

The income tax returns of the Company are subject to examination by federal and state taxing authorities. Such examinations could result in adjustments to net income or losses, which changes could affect the income tax liability of the individual members.

2 Significant accounting policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3 Deposits and accounts receivable from broker-dealer

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. In accordance with the terms of its correspondent clearing agreement with its clearing firm, the Company is required to maintain a minimum deposit of $25,000 with the clearing organization. The deposit serves as collateral for amounts due to the clearing broker-dealer.

4 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2006, the Company had net capital of $30,513, which was $24,998 in excess of its required minimum net capital of $5,515. The Company's ratio of aggregate indebtedness to net capital was 2.71:1. No capital was withdrawn and no cash distributions were paid in 2006.

5 Related party transactions

During 2006, the Company earned consulting fees of $332,000 from its affiliates related primarily to due diligence and general consulting services.

An affiliate of the managing member entered into an agreement with the Company to allocate certain occupancy and overhead of the affiliate to the Company based on utilization of their shared office space. The Company was billed $61,728 for occupancy costs during the year ended December 31, 2006 by its affiliate.

There was $102,407 due from employees at December 31, 2006.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

6 Leases

On November 17, 2005 the Company entered into an equipment lease which is being accounted for as an operating lease. The lease has a term of 5 years with monthly payments of $328, and expires during 2010.

The future minimum lease payments for all non-cancellable operating leases are as follows:

Year ending December 31,		
2007	$	3,936
2008		3,936
2009		3,936
2010		3,444
Total	$	15,252

END